Exhibit 12.1
Celanese Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended
	September 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(In $ millions, except ratios)
Earnings:
Earnings (loss) from continuing operations before tax	544	661	755	538	251	433	437
Subtract
Equity in net earnings of affiliates	(163)	(146)	(192)	(168)	(99)	(172)	(150)
Add
Income distributions from equity investments	222	165	205	138	78	183	135
Amortization of capitalized interest	5	7	4	2	2	2	1
Total fixed charges	176	210	280	262	268	324	322
Total earnings as defined before combined fixed charges	784	897	1,052	772	500	770	745
Fixed charges:
Interest expense	134	166	221	204	207	261	262
Capitalized interest	1	1	1	2	2	6	9
Estimated interest portion of rent expense	41	43	58	53	49	47	41
Cumulative preferred stock dividends	—	—	—	3	10	10	10
Guaranteed payment to minority shareholders	—	—	—	—	—	—	—
Total combined fixed charges	176	210	280	262	268	324	322
Ratio of earnings to combined fixed charges	4.5x	4.3x	3.8x	2.9x	1.9x	2.4x	2.3x